4601 Fairfax Drive N, Suite 600 | Arlington, VA 22203 +1 833 358 3623 fluenceenergy.com

March 16, 2023

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.
Washington, DC  20549-0213

Attn : Charles Eastman and Melissa Gilmore

Re:	Fluence Energy, Inc.
Form 10-K for the Fiscal Year Ended September 30, 2022
Form 10-Q for the Period Ended December 31, 2022
Form 8-K furnished on December 12, 2022
File No. 001-40978

Dear Mr. Eastman and Ms. Gilmore:

We set forth below our responses to the comments of the staff of the Securities and Exchange Commission (the “Staff”) communicated in its letter addressed to Fluence Energy, Inc., a Delaware corporation (“we,” “us,” “our,” or the “Company”), dated March 2, 2023.

For ease of reference, each of the Staff’s comments are reproduced below in bold and are followed by the Company’s responses.

Form 8-K furnished on December 12, 2022

Exhibit 99.1, page 1

1.    We note your disclosure of quarterly intake of $560M in your highlights for fourth quarter and fiscal year ended September 30, 2022. We also note your discussion of key operating metrics on page 12. Please tell us how intake orders relate to the key operating metrics and intake information disclosed on page 12 and revise to provide a clear definition of the metric and how it is calculated, why it is useful to investors, how management uses the metric and whether there are estimates or assumptions underlying the metric or its calculation for which disclosure is needed. Refer to SEC Release No. 33- 10751. Please also revise in your other respective filings including your 10-Q and 10-K filings.

Company Response: The Company respectfully acknowledges the Staff’s comment. Our key operating metrics focus on project milestones to measure the Company’s performance and designate each project as either deployed, assets under management, contracted or pipeline. We define order intake, which we also refer to as “contracted” in our filings (10-K/10-Q) as these terms are used interchangeably, as a firm and binding purchase order, letter of award, change order or other signed contract (in each case, an “Order”) from the customer that is received and accepted by Fluence. Our order intake is intended to convey the dollar amount and gigawatts (operating measure) contracted in the period presented, with the gigawatts disclosed in the contracted year to date figure in the key operating metric on page 12. The Company believes that order intake provides useful information to investors because the order intake provides visibility into future revenues and enables the investor to evaluate the effectiveness of the Company’s sales activity and the attractiveness of its offerings in the market. Management monitors order intake for the same purposes. The key operating metrics do not rely upon estimates or assumptions that require further disclosure.

1

In future earnings releases and other filings that include the key operating metrics and order intake, we will provide a definition of how the metric is computed and a statement indicating the reasons why the metric provides useful information to investors and how management uses the metric in monitoring the performance of the business.

Form 10-K for the Fiscal Year Ended September 30, 2022

Management's Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Financial Measures, page 58

2.    We note your adjustment for other expenses included in your non-GAAP measures tables. Please further explain each adjustment for us and tell us how you determined that the items included in other expenses are short term and clearly separable and direct results of COVID-19 and were incremental to charges incurred related to COVID-19 but not expected to recur once the pandemic has subsided. In this regard, please explain how you considered other factors that may have impacted the excess shipping costs and project charges, such as increase in oil prices and persistent price inflation, in your assessment. Refer to CF Disclosure Topic 9 for the use of COVID-19 related adjustments to determine non-GAAP financial measures and item 10(e)(1)(ii) of Regulation S-K.

Company Response: The Company respectfully acknowledges the Staff’s comment and submits that, based on Item 10 of Regulation S-K and the relevant Staff guidance, the adjustments to its non-GAAP metrics for “Other Expenses” are directly attributable to the COVID-19 pandemic and are non-recurring, incremental to normal operations and based on actual amounts. The Company views the COVID-19 pandemic as a once in a lifetime occurrence that is not reasonably likely to recur. Therefore, the Company concluded for the period from Q3 2021 to Q3 2022, it was appropriate to exclude only items that were directly attributable to COVID-19 and were:

•            Incremental to charges incurred prior to COVID-19;

•            Not expected to recur once the pandemic subsides; and

•           Clearly separable from normal operations

The Company determined that the adjustments for the excess shipping costs and project charges are incremental to normal operations and were directly attributable to the COVID-19 pandemic. In particular, excess shipping costs were principally related to abnormal shipping rates caused by disrupted logistics market, extra port and demurrage fees due to delayed shipments held in port for longer than usual as a result of COVID-19 employee shortages and restriction mandates. Project charges were incremental due to limitations caused by COVID-19 restrictions such as OEM’s factory shutdowns, delayed deliveries of inventory ordered from suppliers, site access restrictions that hindered the Company from receiving sample equipment on time to complete testing and developments and performing quality acceptance of assembled products in person at factory facility and/or manufacturing site. That further resulted in much more costly remediation of the issues at the customer sites than at the stage of design and/or manufacturing.

2

The delayed deliveries and resolution of quality issues caused us to incur liquidated damages. The incremental charges that were considered were incurred through June 30, 2022, and are not explicitly related to an increase in oil prices and/or persistent price inflation.

Furthermore, we have not identified any additional costs that were similar in nature in our fiscal Q4 2022 or our fiscal Q1 2023.

Results of Operations, page 60

3.	We note your discussion of your results of operations, starting on page 60, that qualitatively discuss multiple factors that impacted these line items in each respective reporting period. Please revise to further describe material changes to a line item for the underlying reasons for such changes in both quantitative and qualitative terms, including the impact of offsetting factors. Refer to Item 303(b) of Regulation S-K.

Company Response: The Company respectfully acknowledges the Staff’s comment. The Company believes that the description of its Results of Operations read in conjunction with the discussion of factors affecting our performance presented on pages 53 – 58 address the material changes including company and industry trends related to: (a) unusual or infrequent events or transactions; (b) known trends or uncertainties that have had a material impact on results of operations; and (c) material changes from period to period have occurred and the related reasons for such change including any offsetting factors. The Company will make additional efforts to further qualitatively and quantitatively describe the underlying reasons for a material change to a line item, including the impact of offsetting factors in future filings on form 10-Q and form 10-K, beginning with the 2023 Q2 Form 10-Q.

Form 10-Q for the Period Ended December 31, 2022

Item 2. Management's Discussion and Analysis of Financial Condition and Results of

Operations, page 39

4.	Please expand your disclosures to fully discuss the underlying factors for the significant changes in working capital and cash flows between periods and any future effects on your financial condition and results operations. In this regard we note higher inventory balances and a related discussion of inventory build during your first quarter earnings call. Refer Item 303(c) of Regulation S-K.

Company Response: The Company respectfully acknowledges the Staff’s comment. As discussed on our earnings calls covering the Company’s results for the quarterly period ended December 31, 2022, inventory increased by approximately $400 million as compared to the prior quarter as a risk mitigation strategy to provide the Company with supply chain assurance for our 2023 revenue guidance. All of our battery needs for 2023 are now either in-country or in-transit from suppliers as of Q1 2023. The inventory build in the first quarter was partially funded by customer advances and milestone payments.

3

Given our planned inventory build during the first fiscal quarter of 2023, we expect our cash usage in the second quarter of fiscal year 2023 to be slightly higher than in the first quarter, in line with previously communicated cash framework in the investor relations slide deck presentation for Q1 2023. Although not to the level of specificity discussed in the Company’s earnings call presentation, the Company believes that on page 41 – Historical Cash Flows that it presented a discussion of material changes in financial condition from its previous year-end that impacted its cash flows including any offsetting factors.

However, the Company will plan to include additional qualitative and quantitative explanations of the underlying factors for changes in working capital and cash flows between periods and future effects on the Company’s financial condition and results of operations in future filings.

Should you have any questions or comments relating to this letter, kindly contact the undersigned at 833-358-3623.

Sincerely,

/s/ Manavendra Sial

Manavendra Sial
Senior Vice President and
Chief Financial Officer
Fluence Energy, Inc.

4